

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 16, 2016

Douglas Wolfson
Vice President and General Counsel
CommerceHub, Inc.
201 Fuller Road, 6th Floor
Albany, New York 12203

> **Re: CommerceHub, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 3, 2016**
> **File No. 333-210508**

Dear Mr. Wolfson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2016 letter.

Summary, page 1

1.  We note your response to prior comment 2 and the revised disclosure on page 31. As previously requested, please include this information in the Summary.

2.  We note your response to prior comment 3. It is not appropriate to selectively identify customers solely on the basis of name recognition. To the extent you have not used objective criteria to select the customer relationships you disclose, please consider removing them.

Capitalization, page 47

3.  You state in response to prior comment 1 that the terms of the credit facility are currently in negotiations and are therefore not presently known. As it appears this agreement will

be finalized prior to the Spin-Off, please revise to include a discussion of the negotiated terms, when finalized, including the impact of additional interest expense on your financial statements.

4.    We note from your response to prior comment 11 that following the Spin-Off, additional compensation expense may be recorded for modifications to your stock options and stock appreciation rights.  Please revise your disclosures here and elsewhere throughout the filing to disclose, if true, that material compensation expense may be incurred as a result of such modification.  Also, consider providing an estimated range of such expense, if determinable.

5.    We note that you expect approximately $80.6 million out of $98.8million in share-based compensation liability will be paid prior to the Spin-Off, and the remaining $18.2 million in share-based compensation awards will be converted into options to acquire shares of Series C common stock.  Assuming that $18.2 million is classified in adjusted equity, we note that the adjusted total equity would be $43.2 million, which is different from the adjusted total equity of $37.6 million disclosed in your capitalization table.  Please explain this difference.

Certain Relationships and Related Party Transactions

Relationships Between CH Parent and Liberty and/or Liberty Media

Reorganization Agreement, page 95

6.    Please tell us whether assets and liabilities, other than those of Commerce Technologies, will be transferred to CH Parent under the reorganization agreement.  If so, please tell us how this is reflected in the financial statements of CommerceHub, Inc.

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note (11) Share-Based Awards, page F-10

7.    We note your disclosure on page 40 regarding the effect of the Spin-Off on outstanding CommerceHub incentive awards.  Please include similar disclosure in the notes to the financial statements including a discussion of any additional material compensation expense that may be incurred as a result of modifying such awards.  Similar concerns apply to your notes to the consolidated financial statements for the years ended December 31, 2015 and 2014.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc:     Renee Wilm, Esq.
        Baker Botts L.L.P.